UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A
Amendment No. 1

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2007

Commission File Number: 001-31913

NOVAGOLD RESOURCES INC.
(Translation of registrant's name into English)

Suite 2300 – 200 Granville Street, PO Box 24
Vancouver, BC Canada V6C 1S4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

The Form 6-K furnished on April 17, 2007 is hereby amended as follows:

Exhibits 99.1 and 99.2 listed below, which were attached to the Form 6-K furnished on April 17, 2007, are incorporated by reference into the Registration Statement on Form F-10 (No 333-141410) as of April 17, 2007 at 9:30 am (Eastern). Exhibits 99.3, 99.4, and 99.5 listed below which were also attached to the Form 6-K furnished on April 17, 2007, are not incorporated by reference into the Form F-10.

Exhibits

99.1
Interim unaudited comparative consolidated financial statements of the Company for the three months ended February 28, 2007 together with the notes thereon, including management’s discussion and analysis for the three months ended February 28, 2007 (1)

99.2	Management’s Discussion and Analysis for the Period Ended February 28, 2007 (1)

99.3	Form 52-109FM2 – Certification of Interim Filings – CEO (1)

99.4	Form 52-109FM2 – Certification of Interim Filings – CFO (1)

99.5	News Release dated April 16, 2007 (1)

(1)	Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NovaGold Resources Inc.
(Registrant)

Date: April 17, 2007	By:	/s/ Rhylin Bailie
Rhylin Bailie

	Title:	Manager, Corporate & Investor Relations